FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of July 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces 2008 Second Quarter Results
Revenue at $874 M, up 14% year on year
Net Income at $81 M, up 35% year on year
2008 objectives confirmed and solid market outlook for 2009
PARIS, France — July 31st 2008 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) today announced its second quarter 2008 unaudited financial results1. All comparisons are made on a year-on-year basis with second quarter 2007 figures unless otherwise stated.
During the second quarter of 2008:
•	Group revenue was up 14% to $874 million.

•	Group operating income was up 11% to $151 million. Sercel delivered robust performance and Services was in line with expectations resulting in a group operating margin of 17%. With a constant $/€ exchange rate,[1] the margin would be approximately 19%.

•	Sercel revenue grew 7% to $281 million with a 30% operating margin. With a constant exchange rate, the margin would be approximately 34%.

•	Services revenue grew 17% to $613 million with a 14% operating margin. During the quarter we saw lower marine availability and production rates as previously communicated and strengthening multi-client sales.

•	Net income of $81 million represented 9% of revenue corresponding to $0.56 per ADS. Net income in Euros was €52 million corresponding to €0.35 earnings per share (EPS).

•	Backlog as of July 1, 2008 remains strong at $1.7 billion.
CGGVeritas Chairman & CEO, Robert Brunck commented:
“During the quarter, our revenue grew 14% year-on-year and net income grew 35%. At the operational level, continued robust performance of Sercel, strong contract demand in Services and increasing multi-client sales were offset partially by lower marine utilization rates, low seasonal activity in land and the unfavorable euro/dollar exchange rate.
Sercel further expanded its leadership position as the 428 XL acquisition system and Sentinel solid streamers saw accelerating technology adoption. Services continued to strengthen with further wide-azimuth success and excellent take-up of land’s HPVA and V1 technology as well as processing’s unique advanced imaging capabilities.
We confirm our 2008 objectives based on an expected strong second half of the year. In Services, with our full fleet back in operation, vessel utilization rates will return to high levels and multi-client sales will continue to increase especially in the Gulf of Mexico. In

[1]	All the figures are provided in Euros and US dollars. The $ figures are calculated based on a second quarter €/$ average exchange rate of 1.562 (compared to 1.347 in Q2 2007) for the Profit & Loss and Cash Flow Statement and are based on the €/$ closing exchange rate for the Balance Sheet. EBITDAs figures are EBITDA before share based compensation.

Sercel we will see even further strengthening of seismic equipment sales throughout the year. Looking forward through 2009, demand outlook continues to remain strong across all segments of our unique business portfolio and I am confident that we are well positioned to further extend our leadership and grow our financial results.”
Second Quarter 2008 Performance and Highlights
Group Revenue was $874 million (€559 million), compared to $769 million (€571 million). Growth of 14% in $ was driven by strong sustained sales of Sercel equipment and increasing levels of multi-client sales in Services.
Group Operating Income was $151 million (€96 million), up 11% in $ and down 4% in €, with a 17% operating margin, compared to $136 million (€101 million) and an 18% margin last year. With a constant exchange rate, the margin would be approximately 19%.
Group EBITDAs1 was $339 million (€217 million) up 20% in $ and up 3% in € compared to $284 million (€210 million) last year. EBITDAs margin was 39% this quarter.
Group Net Income was $81 million (€52 million) compared to $60 million (€45 million), resulting in an EPS of €0.35 per ordinary share and $0.56 per ADS.
The Effective Tax Rate, not including deferred tax on currency translation, was 32%. During the quarter, we saw preliminary benefits from our tax planning program.
Group Net Debt was stable over the quarter at $1.6 billion (€1.0 billion), representing 44% of total shareholders equity of $3.7 billion (€2.4 billion).
Industrial Capex was $61 million (€39 million) while multi-client Capex was $143 million (€91 million) as the acquisition on our Garden Banks wide-azimuth (WAZ) in the Gulf of Mexico (GoM) continued to progress well. Multi-client prefunding was 79%.
The Net Book Value of the multi-client library closed at $759 million (€481 million) distributed respectively with $554 million (€351 million) for our marine library and $205 million (€130 million) for our land library. The multi-client amortization rate was 48%.

Comparison with Second Quarter 2007

	Second Quarter		Second Quarter
	(in million euros)		(in million dollars)
Consolidated Statement of Income	2008	2007	2008	2007

Exchange rate	1.562	1.347	1.562	1.347
Operating revenue	559.0	571.1	874.1	768.7
Sercel	179.9	196.2	281.3	263.5
Services	391.6	390.1	613.1	525.4
Elimination	-12.5	-15.2	-20.3	-20.7
Gross profit	155.8	174.9	244.9	235.9
Operating income	96.1	100.5	151.1	135.9
Sercel	53.9	67.3	84.5	90.5
Services	52.7	45.5	83.6	62.0
Corporate and Elimination	-10.5	-12.3	-17.0	-16.6
Cost of financial debt	-18.4	-26.2	-28.8	-35.3
Income tax	-26.2	-31.0	-41.4	-41.9
Income from equity investments	0.2	0.8	0.4	1.0
Net income	51.8	44.6	81.5	60.4
Earnings per share (€) / per ADR ($)	0.35	0.31	0.56	0.42
EBITDAs	217.0	210.2	339.4	283.6
Sercel	60.1	72.1	94.1	97.0
Services	172.0	147.1	269.4	199.0
Industrial Capex	38.6	48.1	60.5	65.2
Multi-client Capex	91.2	82.6	142.7	110.7

Net debt / Equity gearing ratio	44%	50%	44%	50%

Second Quarter 2008 Business Review
Sercel
Revenue for Sercel was $281 million (€180 million), up 7% in $ and down 8% in €. Internal sales were flat accounting for 7% of total sales. Continued increase in demand for high resolution and highly productive solutions further extended Sercel’s technology leadership both onshore and offshore as technology adoption of the 428 XL recording system and the Sentinel solid streamer accelerated.
Operating Income was $85 million (€54 million), with a 30% operating margin, compared to $91 million (€67 million) and a 34% margin a year ago. With a constant exchange rate, the margin would be approximately 34%.
EBITDAs was $94 million (€60 million), with a 33% EBITDAs margin, compared to $97 million (€72 million) and a 37% margin last year.

Services
Revenue for Services was $613 million (€392 million), up 17% in $ and stable in € supported by increasing multi-client sales and continued growth in the contract market.
Operating Income was $84 million (€53 million), with a 14% operating margin, compared to $62 million (€46 million) and a 12% margin. Strong prefunding of multi-client surveys in the GoM and growing after sales in Brazil were partially offset as anticipated by a lower vessel availability rate2 of 86% and a lower vessel production rate2 of 80% as well as the seasonal demobilization of our Arctic operations. With a constant exchange rate, the margin would be approximately 16%.
EBITDAs was $269 million (€172 million), a 44% EBITDAs margin compared to $199 million (€147 million) a 38% margin last year.
•	Marine contract revenue reached $214 million (€137 million) up 19% in $ and up 2% in € in an undersupplied market. We operated 75% of our high-end 3D fleet on contract, mainly in the Eastern Hemisphere. All vessels were in operations in June including the Symphony following its loss of propulsion incident.

•	Land contract revenue was $110 million (€70 million) up 14% in $ and down 3% in € based on growing demand for higher resolution data and increased take-up of our advanced HPVA and V1 technology. We operated on average 16 crews in select locations with 11 crews in the Eastern Hemisphere and 5 crews in the Western Hemisphere, as a result of the typical seasonal low activity in the North American Arctic region.

•	Processing & Imaging revenue was $96 million (€62 million) up 7% in $ and down 8% in € based on the strengthening position and take-up of our new high-end imaging and depth migration technologies.

•	Multi-client revenue was $192 million (€124 million) up 21% in $ and up 5% in €. The amortization rate for multi-client sales was 48% both in marine and land.
Multi-client marine revenue was $149 million (€96 million) up 14% in $ and down 2% in €. Marine multi-client Capex reached $112 million (€71 million) with prefunding at 87% driven by stronger sales of our leading WAZ programs. The Garden Banks high resolution WAZ survey in the GoM is progressing well and is showing very promising preliminary results. Prefunding for marine multi-client was $98 million (€63 million). After-sales revenue was $51 million (€33 million).

Multi-client land revenue was $43 million (€28 million) up 58% in $ and up 38% in € driven by strong demand for our Canadian data. Capex was $31 million (€20 million) with 47% prefunding as new programs were launched in Canada. Prefunding for land multi-client was $15 million (€9 million). After-sales revenue was $29 million (€19 million).
First Half 2008 Performance and Highlights
Group Revenue was $1,747 million (€1,144 million), compared to $1,546 million (€1,163 million). This 13% growth in $ was driven by sustained sales of Sercel equipment and a high level of land and marine contract activity in Services.
Group Operating Income was $335 million (€219 million), up 3% in $ and down 10% in €, with a 19% operating margin, compared to $324 million (€244 million) and a 21%

[2]	Vessel availability rate is the total vessel time, reduced by the sum of the shipyard time and the steaming time, all then divided by total vessel time. Vessel production rate is the available time reduced by operational downtime and then divided by available time.

margin last year. With a constant exchange rate, the margin for the first half 2008 would be approximately 21%.
Group EBITDAs1 was $682 million (€447 million) compared to $622 million (€468 million), EBITDAs margin was 39%.
Group Net Income was $177 million (€116 million) compared to $151 million (€114 million), resulting in an EPS of €0.81 per ordinary share and $1.24 per ADS.
The Effective Tax Rate, not including deferred tax on currency translation, was 35.5%.
Industrial Capex was $137 million (€90 million) while multi-client Capex was $288 million (€189 million) reaching a peak in the first quarter as two large WAZ acquisition programs ran concurrently in the GoM. Multi-client prefunding was 71% and the multi-client amortization rate at the end of June was 49%.
Comparison with First Half 2007

	First Half		First Half
	(in million euros)		(in million dollars)
Consolidated Statement of Income	2008	2007	2008	2007

Exchange rate	1.527	1.329	1.527	1.329
Operating revenue	1144.0	1163.3	1746.9	1546.0
Sercel	368.7	400.6	563.0	532.2
Services	824.9	815.7	1259.6	1084.2
Elimination	-49.6	-53.0	-75.7	-70.4
Gross profit	356.2	381.3	544.0	506.8
Operating income	219.5	244.0	335.2	324.3
Sercel	114.0	136.3	174.1	181.1
Services	141.8	146.7	216.5	195.0
Corporate and Elimination	-36.3	-39.0	-55.4	-51.8
Cost of financial debt	-41.2	-60.0	-63.0	-79.7
Income tax	-64.3	-72.0	-98.2	-95.7
Income from equity investments	3.0	1.2	4.6	1.7
Net income	115.9	113.6	176.9	151.0
Earnings per share (€) / per ADR ($)	0.81	0.83	1.24	1.11
EBITDAs	446.8	468.1	682.3	622.1
Sercel	126.1	145.9	192.6	193.9
Services	362.5	357.4	553.5	475.0
Industrial Capex	89.8	121.4	137.1	161.3
Multi-client Capex	188.5	144.4	287.9	191.9

Net debt / Equity gearing ratio	44%	50%	44%	50%

2008 and 2009 Outlook
Looking forward we confirm our 2008 objectives. The second half of the year is expected to be stronger than the first half for both Sercel and Services. In Services, vessel utilization rates should return to high levels and multi-client sales should increase to meet early 2009 Gulf of Mexico lease sales. Sercel should increase even further with seismic equipment sales growing quarter by quarter.
Global seismic demand outlook remains strong through 2009 across all segments of our equipment and services business. In this market, CGGVeritas is well positioned to further extend its leadership and grow its financial results.
Other information
The quarterly financial information including press release, 6K and presentation are available on our website at www.cggveritas.com today July 31, 2008.
•	A French language conference call is scheduled today for 9.00 AM (Paris) — 8:00 AM (London).

•	French call-in	01 72 28 01 75
•	International call-in	44 207 098 0694
•	Replay	01 72 28 01 39 or 44 207 075 3214 code 227126#
•	The updated English language conference call is scheduled today for 3:00 PM (Paris) — 2:00 PM (London) — 8:00 AM (US CT) — 9:00 AM (US ET).

•	US call-in	+1 888 241-0558
•	International call-in	+1 647 427-3417
•	Replay	+1 402 220-4285 or +1 800 839-9879
code 35067015
To take part in the conference calls, simply dial five to ten minutes prior to the scheduled start time to register and to check your connection is working properly. You will be asked for the name of the conference: “CGGVeritas 2008 Q2 results”.
CGGVeritas will also provide a streaming audio webcast of the conference calls accessible for two weeks following the conference calls on our website.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: July 31st, 2008

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit